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RECEIVED

2008 DEC 19 A 4:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 17, 2008

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed documents, as identified in Exhibit A and Exhibit B attached hereto, are being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended. One document for which an English version is readily available is listed in Exhibit A. With respect to the Japanese language document for which an English language version is not readily available, a translation is set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

PROCESSED
DEC 23 2008
THOMSON REUTERS

Enclosures
MI/KN/ms

dlw 12/19

Exhibit A

Document for which English Version is Readily Available

Press Release:

1. Press release dated September 26, 2008, "DNP's High-Security Embossed Hologram Awarded 'Certification of Review and Assessment of Anti-Counterfeiting Technology' in China" (Exhibit A-1)

DNP

News Release

Exhibit A-1

September 26, 2008

DNP's High-Security Embossed Hologram Awarded 'Certification of Review and Assessment of Anti-Counterfeiting Technology' in China

- Start of Full-Scale Supply of Hologram Products to China -

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) is pleased to announce that its high-security embossed hologram technology, which utilizes high-precision electron beams and which has been widely adopted in anti-counterfeiting efforts, has been awarded the "Certification of Review and Assessment of Anti-Counterfeiting Technology" from the National Anti-counterfeiting Technology Product Management Office in China.

DNP has already received the "Certification of Review and Assessment of Anti-Counterfeiting Technology" for the Lippmann hologram "Secure Image / 安全图像™," and so both the Lippmann-type and embossed-type high-security hologram products may now be used in Chinese markets.

[Background and Aims]

In recent years, while there has been dramatic economic development in East Asia, we have also witnessed an alarming increase in the damage incurred from counterfeiting and copy-cat goods that pose threats to the safety of citizens as well as infringements on intellectual property rights. In order to step up measures to prevent such activities, China promulgated the "Administrative Measures on Supervision and Management of Anti-Counterfeiting Products" in November 2002. Under this law, in cases where non-Chinese holograms and anti-counterfeiting technologies are to be used in China, a report of the respective technology or product, or both must first be filed at the National Anti-counterfeiting Technology Product Management Office as part of the registration procedure before such technology or product is used in China. In other words, holograms that have not received a "Certification of Review and Assessment of Anti-Counterfeiting Technology" may not be used for anti-counterfeiting purposes in China.

Along with the escalation in damages resulting from counterfeit and copy-cat goods, the security label market, which includes hologram products, has quickly expanded in China, and products are now categorized into low-end products used for cheap, widely used goods, and high-end products used for high-value-added goods, such as electronic, pharmaceutical, and cosmetic goods. DNP is supplying the Lippmann and embossed high-security holograms to the high-end goods market in China.

[DNP's Security Holograms]

Embossed Holograms

Optical interference patterns are recorded onto surface of films as fine relief

patterns, and colors of a rainbow spectrum change according to the angle of view, allowing 3-dimensional expressions to be made in the horizontal direction. Such patterns are suited for mass-production and have been conventionally used not only for anti-counterfeiting purposes but also in industrial design applications. DNP has developed unique high-precision electron beam lithographic technologies and unique materials that enable authentication using specialized detection devices to provide our customers with embossed holograms that offer a high anti-counterfeiting performance.

Lippmann holograms

Special polymer layers are coated onto surface of films to create gradations in density of the inner material so that the optical interference patterns may be recorded as changes in diffractive indices that reproduce optical interference phenomena. Such patterns are capable of expressing 3-dimensional images in both the horizontal and vertical direction, and so a more realistic appearance of objects may be achieved. Only a few companies in the world are capable of mass-producing Lippmann holograms, and such holograms are extremely difficult to counterfeit. Since they are thick compared to embossed holograms, they had conventionally been limited to label-type products. However, only DNP has succeeded in mass-production of transfer-foil type holograms, and we now supply them for high-end anti-counterfeiting applications.


DNP

Embossed holograms



Lippmann holograms

[Future Events]

DNP plans to actively market a range of high-security hologram labels in the Chinese market that meet the demands of its customers by cooperating with partner businesses such as local businesses and trading companies. In addition, DNP plan to capitalize on its experience in acquisition of the present certification by offering consulting services covering procedures related to the Administrative Measures on Supervision and Management of Anti-Counterfeiting Products used in China. Sales from the above activities in the 5-year period to 2013 are anticipated to hit 3 billion yen.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit B

Translation of the Japanese language document for which English version is not readily available

No English version is available for the document listed below, therefore we have prepared an English translation to the Japanese language document as follows:

Documents Disclosed Pursuant to Article 8, Paragraph 1 of the Supplementary Provision of the Settlement Streamlining Law:

1. "Notification with Respect to Opening of Special Account in Connection with the Implementation of Electronic Share Certificate System" dated November 28, 2008, as distributed to the shareholders and registered pledgees of Dai Nippon Printing Co., Ltd. (full translation) (Exhibit B-1)

Exhibit B-1

[TRANSLATION]

November 28, 2008

Dear Shareholders and Registered Pledgees:

Dai Nippon Printing Co., Ltd.
Yoshitoshi Kitajima, President
1-1-1, Ichigaya Kagacho,
Shinjuku-ku, Tokyo

Notification with Respect to Opening of Special Account in Connection with the Implementation of Electronic Share Certificate System

Dai Nippon Printing Co., Ltd. (the "Company") agreed that, with respect to the Book-Entry Transfer System for Securities (*kabushiki-tou furikae seido*) (the electronic share certificate system), Japan Securities Depository Center, Inc. ("JASDEC") will handle matters related to the transfer of shares of common stock issued by the Company pursuant to Article 13, Paragraph 1 of the Law Concerning Transfer of Corporate Bonds, Stock and Other Securities (Law No. 75, 2001), from January 5, 2009, the effective date of the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities (Law No.88, 2004) (the "Settlement Streamlining Law").

Accordingly, pursuant to Article 8, Paragraph 1 of the supplementary provision of the Settlement Streamlining Law, the Company would like to provide notice of the following:

1. Financial institution at which the special account will be opened

   Upon the effectiveness of the Settlement Streamlining Law, the following financial institution (*kouza kanrikikan*) will, upon request of the Company, open a special account for shareholders and others who are subject to notification (i.e. shareholders and registered pledgees who currently do not use the Securities Custody and Book-Entry Transfer System (*kabuken-tou hokan furikae seido*), "Shareholders Subject to Notification") as stipulated in Article 8, Paragraph 1 of the supplementary provision of the Settlement Streamlining Law.

   Name: Mizuho Trust & Banking Co., Ltd.

   Address: 1-2-1, Yaesu, Chuo-ku, Tokyo

2. Notification of special account to JASDEC

On or after the effective date of the Settlement Streamlining Law, the Company will notify JASDEC, without delay, matters stipulated under Article 8, Paragraph 5 of the supplementary provision of the Settlement Streamlining Law (such as the special account which was opened, and certain matters necessary to list or record the shares of common stock of the Company in such special account) with respect to Shareholders Subject to Notification as of the effective date.

The shares of common stock of the Company held by shareholders and pledgees who have been using the Custody and Book-Entry Transfer System for Share Certificates and Others and are therefore not Shareholders Subject to Notification, will be listed or recorded under their account at a financial institution such as a securities firm in accordance with Article 7 of the supplementary provision of the Settlement Streamlining Law on the effective date of the Settlement Streamlining Law.

(End of Exhibit B-1)

END